                                                                  EXHIBIT 3





                            EXTRACTS FROM THE PROXY STATEMENT
                           OF THE COMPANY DATED OCTOBER 21, 1993


                         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL
                                   OWNERS AND MANAGEMENT

                         The table below indicates as of July 31, 1993,
               those persons who are known by the Company to be the beneficial owners of more than 5 percent of either the Company's Class A or Class B common stock. Beneficial ownership refers to voting and/or investment authority with respect to the Company's stock:

                                                     Amount and
                                                      Nature of
                              Name and Address       Beneficial    Percent
            Title of Class    of Beneficial Owner     Ownership   of Class

          Class A Common    Agway Holdings             899,447(2)   13.7%
          Stock   . . . .    Inc.(1)
                             1100 N. Market Street
                             Wilmington, Delaware
                             19801

          Class B Common    Agway Holdings Inc.(1)   2,036,643(2)   98.8%
          Stock   . . . .    1100 N. Market Street
                             Wilmington, Delaware
                             19801

         ____________________

         (1) Agway Holdings Inc. is a wholly-owned subsidiary of Agway Inc. Agway is a farm supply business operated as a cooperative for its members and other patrons in the Northeastern United States.

         (2) Agway Holdings Inc. has sole voting and investment power with respect to these shares.

                         The following table sets forth the ownership of
               the Company's Class A common stock as it pertains to the directors and those officers listed in the compensation on page 11.


                       Stock Ownership Officers and Directors
                                 (Number of Shares)

                                                 Relative
                                                    or    Exercisable
                              Personal    Joint   Spouse    Options   Total
       John F. Blazin  . . .       100         0     0                  100

       Charles C. Brosius  .         0    11,254     0               11,254
       Courtney B. Burdette         49         0     0                   49
       Robert V. Call, Jr.         450         0     0                  450
       Vyron M. Chapman  . .       200         0     0                  200
       Virginia M. Ford  . .       106         0     0                  106
       Patrick D. Lindenbach       982         1     0       2,622    3,605
       . . . . . . . . . . .
       David J. McDonald   .    22,465         0   563      14,726   37,754

       Tommy L. Murray   . .         0         0     0       2,600    2,600
       Roy A. Myers  . . . .         0    11,599     0       4,914   16,513

       John L. Norris  . . .         0        75     0                   75
       Donald E. Pease   . .     1,962       505     0                2,467
       J. William Petty  . .       229     6,113     1       9,394   15,737
       William D. Rice   . .     5,784         0     0       5,121   10,905

       Carl D. Smith   . . .         0     3,300     0                3,300
       Carl H. Tiedemann   .     6,075         0     0                6,075
       Carleton E.                  50         0     0                   50
       Whittemore  . . . . .
       Christian F. Wolff,         146         0     0                  146
       Jr. . . . . . . . . .
            Totals   . . . .    38,598    32,847   564      39,377  111,386


                         No director or officer owns more than 1 percent of
               Class A stock. No director or officer owns any Class B stock.

                         As of October 7, 1993, there were 3,459 holders of
               the Class A common stock and 66 holders of the Class B common stock of the Company. As of that date, there were 6,575,787 shares of Class A common stock and 2,060,702 shares of Class B common stock outstanding.

                                   ELECTION OF DIRECTORS

                         At the meeting, it is proposed to elect a Board of
               sixteen (16) directors, each to serve until the next Annual Meeting and/or until a successor is elected and qualified.

                         It is intended that, if no contrary specification
               is made, the person named in the proxy card will vote for the election of the nominees named below. If any of these persons should decline election or should by reason of any unexpected occurrence not be able to serve, the persons named in the proxy card may exercise discretionary authority to vote for a substitute or substitutes. Fourteen nominees are presently serving as Directors of the Company and were elected by the shareholders, Mr. Burdette is nominated for the first time and Mr. Saul, who previously served as director, is nominated to return to the Board.

                         The names of the nominees and certain information
               about them, as furnished by the nominees, are set forth below. Unless otherwise indicated below, as to shares which are shown as owned 'Personally,' the nominee has sole voting and investment power over such shares, even though another name, such as a broker, appears in the Company's records; as to shares listed as 'Shared,' voting and investment powers are deemed to be shared by the nominee. Shares which are jointly owned or owned by members of the nominee's family sharing the same home as the nominee are listed as 'Shared.' Beneficial ownership of the Company's shares was determined as of August 5, 1993. Except as otherwise stated, no nominee owns in excess of 1 percent of the Class A shares of the Company. No nominee owns any Class B shares of the Company.

               For election by the holders of Class A common stock:

               JOHN F. BLAZIN

                         Mr. Blazin, 59 years of age, a Curtice Burns
               director since 1992, has been President and Chief Executive Officer of Kelley-Clarke, Inc. since May 1992. Prior to that he served as President of the Northern California Division of Kelley-Clarke since 1978. Kelley-Clarke is one of the largest food broker organizations in the nation.
               Mr. Blazin recently served as National Chairman of the National Food Brokers Association. Class A shares owned: Personally, 100.

               VIRGINIA M. FORD

                         Ms. Ford, 58 years of age, a Curtice Burns
               director since 1991, is President and owner of Ford Research Services, Inc., which she founded in 1982. Her consumer research firm specializes in marketing consulting and the design of research projects, as well as supervising the field service aspect of the research. She is a board member of the National Marketing Research Association. Class A shares owned: Personally, 106.

               DAVID J. MCDONALD

                         Mr. McDonald, 65 years of age, a Curtice Burns
               director since 1979, had been President and Chief Executive Officer of the Company from July 1985 to March 8, 1993. He was Executive Vice President of the Company from February 1982 to June 1985 and formerly served as Vice President from March 1981 to February 1982 and as President of the Company's Nalley's Fine Foods division from July 1975 until March 1981. Class A shares owned: Personally, 50,862 (includes exercisable options to purchase 28,397 shares under the Company's 1980 and 1990 Stock Option Plans); shared, 563.

               J. WILLIAM PETTY

                         Mr. Petty, 61 years of age, a Curtice Burns
               director since 1986, President and Chief Executive Officer of the Company since March 1993, had been Executive Vice President since July 1985. As Executive Vice President, he served also as President of the Company's Nalley's Fine Foods division 1985-1990 and as President of the Company's Comstock Michigan Fruit division 1990-1993. Joined the Company in 1983 as President of the Nalley's Fine Foods division. Most of his career has been spent in the food business with Curtice Burns, Proctor & Gamble and Campbell Soup (where he was successively President of the Champion Valley Farms division), Vice President of the Bakery division of Pepperidge Farms, and President of the Pepperidge Farms division), Class A shares owned: Personally, 26,635 (includes exercisable options to purchase 26,406 shares under the Company's 1980 and 1990 Stock Option Plan); shared, 6,114.

               CARL H. TIEDEMANN

                         Mr. Tiedemann, 67 years of age, a Curtice Burns
               director since 1974, has been a General Partner of Tiedemann Investment Group, an investment banking and asset management firm, since August 1980. He was President of Donaldson, Lufkin & Jenrette, Inc., an investment banking firm, from June 1975 through July 1980. He is a director of Alltel Corporation and Piedmont Management Co. Class A shares owned: Personally, 6,075.
               For election by the holders of Class B common stock:

               CHARLES C. BROSIUS

                         Mr. Brosius, 63 years of age, a Curtice Burns
               director since 1989, is a mushroom farmer (Charles C. Brosius, Inc., West Grove, Pennsylvania). He has been Vice Chairman of Agway Inc. since October 1991 and a director of Agway Inc. since 1986. Class A shares owned: Shared, 11,254.

               COURTNEY B. BURDETTE

                         Mr. Burdette, 53 years of age, a Curtice Burns
               director since 1993, is Senior Vice President, Cooperative Relations, Agway Inc. since July 1992. He was Vice President Energy Group, Vice President of Corporate Personnel and President of Agway Energy Products 1990 to 1992, and Director of Corporate Development of Agway 1987 to 1990. Class A shares owned: Personally, 49.

               ROBERT V. CALL, JR.

                         Mr. Call, 67 years of age, a Curtice Burns
               director since 1986, is a vegetable, fruit, and grain farmer (My-T Acres, Inc., Batavia, New York). He has been the President of Pro-Fac Cooperative, Inc. since 1986, having served as Treasurer from 1973 to 1984. He is a director of Pro-Fac Cooperative, Inc. Class A shares owned:
               Personally, 450.

               VYRON M. CHAPMAN

                         Mr. Chapman, 60 years of age, a Curtice Burns
               director since 1987, is a vegetable farmer (Chapman Farms, Cassville, New York). He has been a director of Agway Inc. since 1985. Class A shares owned: Personally, 200.

               ROY A. MYERS

                         Mr. Myers, 62 years of age, a Curtice Burns
               director since 1987, has been Executive Vice President of the Company since July 1987. He formerly served as Vice President--Operations from June 1985 to July 1987 and as Vice President from September 1983 to June 1985. He has been General Manager of Pro-Fac Cooperative, Inc. since July 1987, having served as Assistant General Manager from September 1983 to June 1987. Class A shares owned: Personally, 15,849 (includes exercisable options to purchase 15,849 shares under the Company's 1980 and 1990 Stock Option Plans); shared, 11,599.

               JOHN L. NORRIS

                         Mr. Norris, 50 years of age, a Curtice Burns
               director since 1989, is Group Vice President, Consumer Group, Agway Inc. From July 1990 to June 1992 he had been Vice President, Distribution division of Agway Inc. From July 1988 to July 1990, Mr. Norris was Vice President, Financial Services Group of Agway Inc. He served as Region Manager for Distribution Services of Agway Inc. from 1985 to July 1988 and prior to that served as Marketing Manager of the Country Foods division of Agway Inc. Class A shares owned: Shared, 75.

               DONALD E. PEASE

                         Mr. Pease, 57 years of age, a Curtice Burns
               director since 1979, elected Chairman of the Board in June 1989, is a dairyman (Pease Farms, Susquehanna, Pennsylvania). He has been a director of Agway Inc. since 1972, and is also a director of Pro-Fac Cooperative, Inc. Class A shares owned: Personally, 1,962; shared, 505.

               CHARLES F. SAUL

                         Mr. Saul, 60 years of age, has been President,
               Chief Executive Officer and General Manager of Agway since February 1992. He was Assistant General Manager from December 1991 to February 1992, Chief Operating Officer from April 1991 to December 1991, Group Vice President, Energy Group of Agway Inc. from July 1988 to April 1991; Group Vice President, Food Group of Agway Inc. from July 1987 to
               July 1988; Vice President, Food Group of Agway Inc. from June 1981 to July 1987, and held various positions of management at Agway from 1976 to 1981. Curtice Burns director 1979 to 1991. Class A shares owned: Shared, 547.

               CARL D. SMITH

                         Mr. Smith, 58 years of age, a Curtice Burns
               director since 1989, is a potato and grain corn farmer (Hillacre Farms, Corinna, Maine). He has been a director of Agway Inc. since 1984. Class A shares owned: Shared, 3,300.

               CARLETON E. WHITTEMORE, JR.

                         Mr. Whittemore, 50 years of age, a Curtice Burns
               director since 1991, is Senior Vice President, Information Services, Agway Inc. From August 1988 to November 1990 he was Vice President of the Farm and Home division of Agway Inc.; from May 1987 to August 1988 he was Director of Farm and Home Services; and from August 1988 to July 1992 he was Vice President Corporate Development. Prior to 1987 he held various management positions in the Farm and Home division of Agway Inc. Class A shares owned: Personally, 50.

               CHRISTIAN F. WOLFF, JR.

                         Mr. Wolff, 68 years of age, a Curtice Burns
               director since 1985, is a dairyman (Pen-Col Farms, Millville, Pennsylvania). He has been a director of Agway Inc. since 1982. He is a director of Pro-Fac Cooperative, Inc. Class A shares owned: Personally, 146.

                         There are no family relationships between any
               director, executive officer, or any person nominated or chosen by the Company to become a director or executive officer.


                           COMMITTEES OF THE BOARD OF DIRECTORS

                         The Chairman of the Board and President are
               ex-officio members of all committees. The Board of Directors has the following standing committees:

               Finance Committee:

                         The Finance Committee recommends to the Board of
               Directors the engagement of independent auditors and reviews the plan and results of the annual audit. The Committee reviews any non-audit services performed by the auditing firm as well as reviewing the internal control recommendations resulting from the audit. The Committee approves financial policies, borrowing and dividend actions.

                         The Committee met five times during the year.
               Mr. Brosius serves as chairman of the Committee. Other members of the Committee are Messrs. Call, O'Neill (resigned March 1993), Petty and Tiedemann. When the Finance Committee is serving as an audit committee, Mr. Petty is excused from its proceedings.

               Human Resources Committee:
                         This committee is responsible for setting policies
               for approval by the full Board of Directors in the areas of hiring and compensation and in this capacity reviews annual salary and wage plans, and senior management compensation and incentive plans. This committee also administers the Company's Stock Option and Installment Stock Purchase Plans.

                         The Human Resources Committee met four times
               during the fiscal year. The Chairman is Mr. Smith. Other committee members are Messrs. Chapman and Whittemore.

               Public Responsibility Committee:

                         This committee reviews transactions between the
               Company and related parties to ensure that they are at arm's length. Also, the Committee reviews subjects such as the environment, labeling requirements, consumer concerns and other aspects of the Company's public relationships with its various constituencies.

                         This committee met three times during the fiscal
               year. Mr. Wolff serves as chairman of the Committee. Other members of the Committee are Ms. Ford and Messrs. Myers and Norris.

               Nominating Committee:

                         The Nominating Committee recommends to the Board
               of Directors nominees for election as directors of the Company. The Committee considers the qualifications of proposed nominees and the recommendations of major shareholders and management and evaluates the performance of incumbent directors in determining those persons to be nominated for election by the shareholders. The Nominating

               Committee will consider nominations recommended by shareholders. Any such recommendation should be made in writing and mailed to: Chairman, Nominating Committee, Curtice-Burns Foods, Inc., 90 Lincoln Place, P.O. Box 681, Rochester, New York 14603.

                         Agway Inc., which through its subsidiary Agway
               Holdings Inc., owns approximately 99 percent of the Company's Class B shares, is consulted with respect to the nomination of directors since the holders of the Class B stock are entitled to elect 11 of the 16 directors.
                         The Nominating Committee, consisting of
               Mr. Chapman as Chairman and Messrs. Brosius, Smith, Pease, O'Neill and Wolff, met once during fiscal 1993.

               Board of Directors:

                         The Board of Directors met six times during fiscal
               1993, and all of the directors attended more than 75 percent of the aggregate of the total number of Board meetings and the total number of meetings held by all committees of the Board on which they served.

                         Non-employee Board members who are either Pro-Fac
               Agway directors receive an annual stipend of $2,800 per year, plus a $200 per diem for attending Board or Committee meetings. During fiscal 1993, all outside directors, Messrs. Blazin and Tiedemann and Ms. Ford, received $15,000 in addition to $500 per day. The Chairman of the Board receives a fixed amount in lieu of the standard attendance fees and annual stipend. During fiscal 1993, Mr. Pease received $21,500 for the fiscal year as Chairman of the Board. Directors who are also officers of the Company or Agway are not paid directors' fees.


                      CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

                         The Company has a contractual relationship with
               Pro-Fac Cooperative, Inc. ('Pro-Fac'), an agricultural cooperative which, since its organization, has supplied a substantial portion of the raw food products processed by the Company from crops grown by its approximately 725 members.

                         The relationship between Pro-Fac and the Company
               is governed by an Agreement consisting of four sections:

               Operations Financing, Marketing, Facilities Financing, and Management, which extends to 1997, and provides for two successive five-year renewals at the option of the Company. Curtice Burns has the right, at any time upon 60-day written notice to Pro-Fac, to purchase the assets to which Pro-Fac holds title pursuant to the Agreement, together with Pro-Fac's interest in certain of the Company's intangible assets, in each case at the book value thereof. Upon exercise of such option, the Agreement would automatically terminate. Upon termination, the Company would be required to repay to Pro-Fac all outstanding indebtedness due to Pro-Fac.

                         Revenues received by Pro-Fac under the Agreement
               for the year ended June 26, 1993 include: commercial market value of crops delivered, $59,800,000; interest income, $16,515,000; and a loss from profit sharing provisions of $21,800,000. In addition, Pro-Fac received facility financing amortization payments of $53,826,000.

                         Under the Agreement, the Company's Board of
               Directors is obligated to nominate a designee of Pro-Fac (currently Mr. Call) for annual election to the Company's Board of Directors, and a designee of the Company (currently Mr. Pease) is elected to the Board of Directors of Pro-Fac.

                         Pro-Fac, under the operations financing section of
               the Agreement with the Company, lends the Company all available funds not currently necessary for its own operations. Short-term debt under this Agreement averaged $39,444,000 for fiscal 1993 and was $12,000,000 at June 26,
               1993. Long-term debt averaged $70,230,000 for fiscal 1993 and was $78,648,000 at June 26, 1993. Interest paid on these loans and interest on funds used for leased assets is the same as the cost of the funds to Pro-Fac. For fiscal 1993, interest rates on short-term and long-term debt averaged 4.6 percent and 7.0 percent, respectively. At
               June 26, 1993, the interest rate on the short-term and long-term debt was 4.32 percent and 6.22 percent, respectively.

                         Mr. Call served as director of the Company during
               the past year and is also President, director, and member of Pro-Fac. Mr. Pease, Chairman and a director of the Company, is also a director of Pro-Fac. Mr. Wolff, a director of the Company, is also a director of Pro-Fac. As a member of Pro-Fac, Mr. Call sold certain agricultural products to Pro-Fac during the year. (Mr. Call conducts business with

               Pro-Fac through My-T Acres, Inc., a controlled corporation). The prices paid to Mr. Call by Pro-Fac for products delivered were identical to prices paid to all others for like produce. Pro-Fac paid My-T Acres, Inc., $1,467,000 for products delivered during the fiscal year ended June 26, 1993. Mr. Myers, an executive officer and director of the Company, and Mr. Rice and Ms. Bartalo, executive officers of the Company, serve as officers of Pro-Fac.

                         The Company has no understanding or arrangements
               with Agway to purchase, process, or market produce grown by Agway members who are not members of Pro-Fac, or to purchase other products manufactured or distributed by Agway. From time to time the Company purchases certain products and services (principally petroleum) from Agway and its subsidiaries at competitive prices; and Agway purchases certain products (principally frozen foods) from the Company at competitive prices. During the fiscal year ended
               June 26, 1993, the Company's purchases from Agway and its subsidiaries amounted to approximately $1,321,000 and Agway's purchases from the Company amounted to approximately $359,000. Messrs. Brosius, Burdette, Norris, and Whittemore are officer of Agway; Messrs. Brosius, Chapman, Pease, Smith and Wolff are directors of Agway. As of July 15, 1993, all officers and directors of the Company as a group, including all nominees for election, beneficially owned eight shares or less than .1 percent of Agway's common stock.

                         As authorized by New York law and in accordance
               with the policy of that state, the Company has obtained insurance through Agway from Federal Insurance Company insuring the Company against any obligation it incurs as a result of its indemnification of its officers and directors, and insuring such officers and directors for liability against which they may not be indemnified by the Company. This insurance has a term expiring on March 17, 1994, at an annual cost of approximately $38,000. As of this date, no sums have been paid to any officers or directors of the Company under this indemnification insurance contract.

                         The following table shows the cash compensation
               and certain other components of the compensation of the chief executive officers and the four (4) other most highly compensated Executive Officers of the Company fiscal years ended June 26, 1993, June 26, 1992, and June 28, 1991.

                                  EXECUTIVE COMPENSATION
                                SUMMARY COMPENSATION TABLE

                                        Annual
                                        Compensation(1)       Long-term
         Name and Principal             Salary               Compensation
         Position                 Year  Bonus(2)             Awards Options(3)
         J. William Petty  . . .  1993   $322,498$148,739              66,800
         Chief Executive Officer  1992    283,134  73,803              11,785
         and Director             1991    262,336                      11,700

         David J. McDonald   . .  1993   $336,492 $78,134              46,700

         Retired Chief Executive  1992    316,769                      23,716
         Officer and Director     1991    290,000                      13,100

         Tommy L. Murray   . . .  1993   $160,800 $13,272               9,800
         President Snack Group    1992    153,695  68,851                   0
                                  1991    146,376  57,403               6,500


         Patrick D. Lindenbach    1993   $166,779$102,152              12,700
         Executive Vice           1992    145,206  84,569               1,154
         President
                                  1991    122,000  58,755               5,400

         Roy A. Myers  . . . . .  1993   $219,969 $35,943              18,200
         Executive Vice           1992    211,467                       3,460
         President
         and Director             1991    199,786                       9,000


         William D. Rice   . . .  1993   $222,700 $36,389              19,500
         Senior Vice President    1992    215,494                       3,403
         Secretary and Treasurer  1991    196,615                       9,400

               ____________________

               (1) No named Executive Officer has received personal benefits during the listed years in excess of the lesser of $50,000 or 10 percent of annual salary.

               (2) Pursuant to the Management Incentive Plan of the Company (the 'Incentive Plan'), additional compensation is paid if justified by the activities of the officers and employees eligible under the Incentive Plan and by the earnings of the Company and of Pro-Fac Cooperative, Inc. ('Pro-Fac').

               (3) Fiscal 1992 options are net of cancelled options as follows:

                                        Granted           Cancelled

                                 Shares   Per Share     Shares   Per Share
          J. William Petty  . .  23,485     $10.25       11,700    $15.375

          David J. McDonald   .  36,816      10.25       13,100     15.375
          Tommy L. Murray   . .   6,500      10.25        6,500     15.375
          Patrick D. Lindenbach   6,554      10.25        5,400     15.375
          Roy A. Myers  . . . .  12,460      10.25        9,000     15.375
          William D. Rice   . .  12,803      10.25        9,400     15.375

               Retirement Plans

                         The Company's Master Salaried Retirement Plan (the
               'Pension Plan') provides defined retirement benefits for its officers and all salaried and clerical personnel. The compensation upon which the pension benefits are determined is included in the salary column of the 'summary compensation table'.

                         For retirement before age 65, the annual benefits
               are reduced by an amount for each year prior to age 65 at which such retirement occurs so that if retirement occurs at age 55, the benefits are 70 percent of those payable at age 65.

                                    PENSION PLAN TABLE

                                                       Years of
           Remuneration                                Service
                               15       20       25        30         35
           $125,000          22,809   29,836   36,844    43,887     51,170
            150,000          28,059   36,836   45,594    54,387     63,420
            175,000          33,309   43,836   54,344    64,887     75,670
            200,000          38,559   50,836   63,094    75,387     87,920

            225,000          43,809   57,836   71,844    85,887    100,170
            250,000          46,086   60,872   75,638    90,440    105,482

                         The benefits listed on the Pension Plan Table are
               not subject to any deduction for Social Security.

                         The approximate number of years of credited
               participation under the Company's Pension Plan as of June 26, 1993, of the Executive Officers listed in the compensation table on page 11 are as follows: J. William Petty-9, David J. McDonald-16, Tommy L. Murray-3, Patrick D. Lindenbach-4, Roy A. Myers-31 and William D. Rice-21.

                         On January 28, 1992, the Company adopted a
               Supplemental Retirement Plan which serves to provide a small group of employees with the same retirement benefit they would have received from the Company's Master Salaried Retirement Plan under the career average base pay formula, but for changes required under the 1986 Tax Reform Act and the compensation limitation under Section 401(a)(17) of the Internal Revenue Code, which was indexed for inflation to $235,840 on January 1, 1993.

                         The Company also maintains a Supplemental
               Executive Retirement Plan ('SERP') to ensure that key executives affected by joining the Company at mid-career will receive levels of retirement income reasonably related to their service and compensation, and reflecting their contribution to the success of the Company.

                         Presently the SERP includes as participants
               Mr. McDonald and Mr. Petty. The Plan ensures that participants will receive, from all past and current employment sources, a minimum aggregate benefit of 50 percent of Final Average Base Salary upon retirement at age 65 with decreasing amounts as early as age 62, but no SERP benefit if retirement occurs prior to age 62. Final Average Base Salary is defined as the average of the highest three consecutive years' salary, including cash incentive bonuses. Retirement benefits for SERP participants will be paid from a combination of five sources: The Master Salaried Retirement Plan of the Company, the interest income available from the accumulations in the Company's Deferred Profit Sharing Plan, primary benefits under Social Security, any pension plans from previous employment, and finally, an increment paid by the SERP from the Company's general funds to bring the aggregate benefits to the prescribed level.
               The SERP is not tax qualified and is not subject to the various maximum benefit limitations prescribed in ERISA and the 1986 Tax Reform Act. The total projected annual benefits payable under this supplement plan to Mr. McDonald and Mr. Petty at age 65 at current compensation levels are as follows: D. J. McDonald $56,238; J. W. Petty $129,196.


               Change of Control Provisions of Severance and Other Benefit
               Plans

                         The Company has adopted a Change of Control
               Severance Plan concerning certain key employees and Executive Officers (the 'Plan'). The Plan provides salary and benefit continuation to designated executives (including the named executives listed in the compensation table with the exception of Mr. McDonald) in the event their employment is terminated within a specified period after a change of control of the Company, as such term is defined in the Plan.

                         The Plan has a term of one year; however, if a
               change in control occurs within that one-year period, the Plan will remain in existence for two years after the date of the change of control. The Plan cannot be terminated within two years after a change of control or during any period of time when the Company has knowledge that a third person has taken steps reasonably calculated to effect a change of control. The Plan provides for salary and benefit continuation upon termination other than for cause within the two-year period following a Change of Control as follows: one year of salary and benefit continuation for Messrs. Petty, Myers and Rice; two years of salary and benefit continuation for the other designated executives including Messrs. Murray and Lindenbach, or until the executive obtains other employment at an annual salary not less than 75 percent of his annual salary at termination, whichever occurs first.

                         Under the terms of the Agreement, Mr. Petty would
               be entitled to a minimum supplemental retirement benefit equal to 50 percent of his current salary, less all other sources of retirement income including his supplemental retirement benefit, if any, under the Curtice Burns Foods Supplemental Executive Retirement Plan. Messrs. Myers and Rice would be entitled to a supplemental retirement benefit equal to the benefit they would receive from the Curtice Burns Foods Master Salaried Retirement Plan if they continue working until age 65 at their current salary level, less their actual retirement benefit from this Plan. In all cases, the supplemental retirement benefits begin at the end of the salary and benefit continuation period. Also, upon a Change of Control all stock options granted prior to

               February 18, 1993 would become exercisable. However, with the exception of Mr. Petty's stock options, the vesting of stock options will only accelerate to the extent that such acceleration shall not result in an excise tax under the Internal Revenue Code.

                         If any excise tax is imposed on Mr. Petty in
               respect to payments under these agreements and the accelerated vesting of stock options, the Company will pay to Mr. Petty an amount that will net him the same sum as he would have retained if the excise tax did not apply.

                         The Profit Sharing Plan and the Incentive Plan
               also contain a change of control provision pursuant to which, in the event of a change of control of the Company, participants in such plan who are terminated within two years following a change in control are entitled to benefits earned under such plan for the fiscal year of their termination on a pro rata basis for the part of the year they were employed.


               Executive Stock Option Plans

                         Under the Company's 1980 Executive Stock Option
               Plan ('1980 Plan') and 1990 Executive Stock Option Plan ('1990 Plan'), options to purchase the Company's Class A shares may be granted to senior management employees of the Company and its subsidiaries. The following table shows the individual grants to the named Executive Officers of stock options during the fiscal year ended June 26, 1993. There are no stock appreciation or other rights issued in tandem with options under the 1980 Plan or the 1990 Plan.

                             OPTION GRANTS IN FISCAL YEAR 1993

                                       % of
                                      Total                            Grant
                                     Options    Exercise                Date
                           Options  Granted to     or     Expiration  Present
              Name         Granted  Employees     Base       Date     Value(2)
                             (1)        in       Price
                                      Fiscal    $/Share
                                       Year


        J. William Petty   66,800       24.9%     $14.625      3/27/03  $285,900



        David J.         46,700       17.4%      14.625      3/27/03   200,000
        McDonald  . . .
        Tommy L. Murray   9,800        3.7%      14.625      3/27/03    41,800

        Patrick D.       12,700        4.7%      14.625      3/27/03    54,300
        Lindenbach  . .
        Roy A. Myers  .  18,200        6.8%      14.625      3/27/03    77,900

        William D. Rice  19,500        7.3%      14.625      3/27/03    83,600

               ___________________________

               (1) The stock options listed in this column become exercisable over a five-year period and have a ten-year term. None of these options are currently exercisable. These stock options were granted at a price equal to the fair market value of the shares on the date immediately preceding the grant date. Generally, these stock options expire at the end of the stock option holder's employment. However, in the case of a stock option held by an employee whose employment terminates due to retirement or total disability, the employee may exercise the stock option within five years of the date of total disability or retirement, not to exceed ten years from the grant date. In case of death of the employee, his or her estate may exercise the stock option within twelve months of the date of death.

               (2) The values shown are based upon the Black-Scholes option valuation model. The estimated values under the model are based on arbitrary assumptions as to variables such as interest rates, stock price volatility and future dividend yield. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised, so there is no assurance the value realized will be at or near the value estimated by the Black-Scholes model.

                    It is important to note that no gain is possible without an increase in the stock price which will benefit stockholders commensurately. The hypothetical values shown in this table are not intended to forecast possible future appreciation of the price of the Company's stock. Actual gains, if any, on stock exercises and common stock holdings will be dependent on overall market conditions and on the future performance of the Company andy its common stock.


                         The following table provides information on
               options exercised during Fiscal 1993 by the named Executive Officers and unexercised stock options held as of the end of the fiscal year.

                      AGGREGATE OPTION EXERCISES IN FISCAL YEAR 1993
                             AND FISCAL YEAR END OPTION VALUES


                                                                   Value of
                                               Number of          Unexercised
                       Number                 Unexercised        In-the Money
                         of                    Options at         Options at
                       Shares     Value     Fiscal Year End*  Fiscal Year End(2)
             Name     Acquired  Realized      Exercisable/       Exercisable/
                         on        (1)       Unexercisable       Unexercisable
                      Exercise
          J. William  9,113    $78,736      26,406 - 82,106    $30,407 - $33,466
          Petty . .
          David J.    7,595     34,297      28,397 - 70,309     34,974 - 52,463
          McDonald

          Tommy L.        0          0      10,803 - 14,611      6,175 - 9,262
          Murray  .

          Patrick D.      0          0       9,844 - 17,543      6,227 - 9,338
          Lindenbach
          Roy A.      6,145     32,226       5,849 - 26,891    11,6790 - 17,755
          Myers . .

          William D.  6,075     29,160      16,056 - 28,397     12,162 - 18,244
          Rice  . .

               _______________________

               * Fair market value of the Company stock on June 26, 1993 was $12.63.

               (1) Value realized equals fair market value on the date of exercise, less the exercise price, times the number of shares acquired.

               (2) Value of unexercised options equals the fair market value of the share underlying in-the-money options at June 26, 1993 ($12.63), less exercise price, times the number of options outstanding.